Exhibit 16.1

August 9, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE: Global Boatworks Holdings, Inc. Changes in Registrant’s Certifying Accountant

We have read the statements of Global Boatworks Holdings, Inc. pertaining to our firm included under Item 4.01 of the draft Form 8-K dated August 4, 2021 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned “Changes in Registrant’s Certifying Accountant,” of the Current Report on Form 8-K of Global Boatworks Holdings, Inc., and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

/s/ Daszkal Bolton LLP

Certified Public Accountants

Fort Lauderdale, Florida